

March 5, 2024

Robert Berman
Chief Executive Officer
Rekor Systems, Inc.
6721 Columbia Gateway Drive, Suite 400
Columbia, MD 21046

> **Re: Rekor Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2024**
> **File No. 333-277393**

Dear Robert Berman:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 Filed February 27, 2024

General

1. We note that your company incurred net losses in fiscal years 2021 and 2022. Please update your financial statements and related financial information in accordance with Item 8-08(b) of Regulation S-X. Please note that you will be required to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended December 31, 2023, before we will accelerate the effective date of this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Bruno